1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 8, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

THE PROPOSED SHARE REFORMS OF A SUBSIDIARY
AND AN ASSOCIATE COMPANY OF
ALUMINUM CORPORATION OF CHINA LIMITED

SUMMARY

Pursuant to the relevant PRC laws and regulations and the operating procedures of share reform proposals, the Board is pleased to announce that on 7 December 2006, the Board, the Shandong Aluminum Board and the Lanzhou Aluminum Board resolved to approve, in principle, the Shandong Merger Proposal and the Lanzhou Merger Proposal respectively, subject to the Company entering into the Shandong Merger Agreement and the Lanzhou Merger Agreement with Shandong Aluminum and Lanzhou Aluminum respectively, and subject further to the satisfaction of various conditions.

The implementation of the Merger Proposals will involve the issue of Chalco A Shares by the Company at the applicable Exchange Ratios to the Shandong Public Shareholders and Lanzhou Shareholders including holders of non-tradable Lanzhou Shares (on a record date to be determined) who elect to receive in whole or in part Chalco A Shares in consideration for the cancellation of their Shandong Shares and Lanzhou Shares. The Exchange Ratios have been preliminarily been determined as (i) in respect of the Shandong Merger Proposal: 3.15 Chalco A Shares for one tradable Shandong Share; (ii) in respect of the Lanzhou Merger Proposal: (a) 1.80 Chalco A Shares for one tradable Lanzhou Share; and (b) one Chalco A Share for one non-tradable Lanzhou Share.

The Merger Proposals will be accompanied by a Cash Alternative to the Shandong Public Shareholders and the holders of tradable Lanzhou Shares who elect not to receive in whole or in part their entitlements to Chalco A Shares at the rate of RMB16.65 per Shandong Share (subject to change) and RMB9.50 per Lanzhou Share (subject to change), respectively, subject to the Merger Proposals becoming unconditional.

Upon successful implementation of the Merger Proposals, the respective Shandong Shares and Lanzhou Shares will be cancelled and the assets of Shandong Aluminum and Lanzhou Aluminum will be absorbed into and their liabilities will be assumed by the Company.

For the purpose of the Merger Proposals, Shandong Aluminum and Lanzhou Aluminum have to comply with the applicable regulations and procedures concerning the Guidelines and Guidance Opinions including, among other things, during the Consultation Period (i.e. within 10 days after the release of the PRC Announcements) to hold discussions with their shareholders respectively, concerning the Shandong Merger Proposal and the Lanzhou Merger Proposal and during such period, trading in the Shandong Shares and Lanzhou Shares on the Shanghai Stock Exchange will remain suspended. Upon completion of such consultation, the respective Exchange Ratios and the Cash Alternative Amounts for the Shandong Merger Proposal and the Lanzhou Merger Proposal will be determined and fixed. Therefore, the above-mentioned Exchange Ratios and the Cash Alternative Amounts are preliminary proposals only and are subject to change.

Based on the relevant facts and information prevailing as at the date of this announcement, each of the Shandong Merger Proposal and the Lanzhou Merger Proposal, if implemented, will constitute a discloseable transaction of the Company under Rule 14.06(2) of the Listing rules.

Accordingly, if and when the Merger Agreements are entered into, the Company will notify the Hong Kong Stock Exchange and issue a further announcement. A circular containing, amongst other things, further details of the Merger Proposals and the particulars required by the Listing Rules concerning discloseable transactions will be despatched to the shareholders of the Company as soon as practicable thereafter. A shareholders' meeting of the Company will be convened for the purpose of considering and, if thought proper, approving the Merger Proposals.

As at the date of this announcement, no agreement in relation to either Merger Proposal has been entered into. Since each Merger Proposal is subject to the parties agreeing the terms of and entering into the Merger Agreement and the satisfaction of the conditions stated therein, such Merger Proposals may or may not be proceeded with or become unconditional or effective. There is no assurance that the Merger Agreements will be entered into and that all the conditions precedent contained in the Merger Agreements can be satisfied.

Investors and potential investors in Shares of the Company should exercise care, and they should only rely on information published by the Company, when they deal, or contemplate dealing, in the Shares or other securities of the Company.

At the request of the Company, trading in the H Shares has been suspended from 9:30a.m. on 28 November 2006. Trading in H the Shares will continue to be suspended pending, among other things, the release of an announcement of the signing of the Merger Agreements and the determination of the Exchange Ratios.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

BACKGROUND

The Board refers to the preliminary announcement of the Company dated 4 December 2006 in relation to the proposed share reforms of Shandong Aluminum and Lanzhou Aluminum. Shandong Aluminum is a subsidiary of the Company, and the Company is the largest shareholder of Lanzhou Aluminum. As at the date of this announcement, the Company holds 480,000,000 non-tradable shares in Shandong Aluminum, representing approximately 71.43% of the total issued share capital of Shandong Aluminum, whereas the Company holds 151,851,442 non-tradable shares in Lanzhou Aluminum, representing approximately 28% of the total issued share capital of Lanzhou Aluminum. The remaining approximately 28.57% of the total issued share capital of Shandong Aluminum is held by the Shandong Public Shareholders whereas the remaining approximately 72% of the issued share capital of Lanzhou Aluminum is held by the Lanzhou Shareholders including holders of non-tradable Lanzhou Shares as well as holders of tradable Lanzhou Shares. The shareholding structure of each of Shandong Aluminum and Lanzhou Aluminum is as follows:

Shandong Aluminum

	Number of
	issued shares	%

Non-tradable shares held by the Company	480,000,000	71.43%
Tradable shares held by the
Shandong Public Shareholders	190,200,000	28.57%

Lanzhou Aluminum

	Number of
	issued shares	%

Non-tradable shares held by the Company	151,851,400	28.00%
Non-tradable shares held by other holders	88,654,400	16.35%
Tradable shares held by other holders	301,820,800	55.65%

The tradable shares of Shandong Aluminum and Lanzhou Aluminum are listed on the Shanghai Stock Exchange and trading in the tradable shares in Shandong Aluminum and Lanzhou Aluminum has been suspended since 28 November 2006 pending the release of the PRC Announcements.

In accordance with the requirements under the relevant laws and regulations including the "Guidelines of the State Council for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" (Guo Fa [2004] No.3) promulgated by the State Council of the PRC and the "Guiding Opinions on the State Share Reform of the Listed Companies" jointly promulgated by the CSRC, the SASAC, the Ministry of Finance, People's Bank of China and the Ministry of Commerce (together referred to below as the "Guidelines and Guidance Opinions"), and pursuant to the operating procedures of share reform proposals, the Company has proposed a share reform proposal concerning Shandong Aluminum and Lanzhou Aluminum, respectively. The full implementation of each such share reform proposal will result in the merger of Shandong Aluminum and Lanzhou Aluminum with the Company.

THE SHANDONG MERGER PROPOSAL

The Board is pleased to announce that on 7 December 2006, the Board and the Shandong Aluminum Board respectively resolved to approve, in principle, the Shandong Merger Proposal, subject to the Company and Shandong Aluminum entering into the Shandong Merger Agreement and the satisfaction of various conditions.

A summary of the salient features of the Shandong Merger Proposal is as follows:

Objective	To implement the share reform of Shandong Aluminum through the Shandong Merger Proposal

Consideration

Chalco A Shares (having the same voting right as the Company's H Shares) will be issued at the Shandong Exchange Ratio (subject to adjustment) as consideration for the cancellation of the Shandong Shares held by the Shandong Public Shareholders with a Cash Alternative to those who elect not to receive in whole or in part the Chalco A Shares.

The Shandong Exchange Ratio, subject to adjustment as referred to below, on a preliminary basis, is that 3.15 Chalco A Shares will be issued by the Company for one Shandong Share held by the Shandong Public Shareholders (on a record date to be determined by the Company and Shandong Aluminum) who elect to receive in whole or in part the Chalco A Shares.

Subject to below, the Shandong Merger Proposal will be accompanied by the Cash Alternative to the Shandong Public Shareholders who elect not to receive in whole or in part the Chalco A Shares at the rate (subject to change) of RMB16.65 per Shandong Share (the "Shandong Cash Alternative Amount"), subject to the Shandong Merger Proposal becoming unconditional.

For the purpose of the Shandong Merger Proposal, Shandong Aluminum needs to comply with the applicable regulations and procedures concerning the Guidelines and Guidance Opinions including, among other things, upon the release of the relevant PRC Announcement and during the relevant Consultation Period, Shandong Aluminum is required to hold discussions with its shareholders regarding the terms of the Shandong Merger Proposal and during such period, trading in the Shandong Shares on the Shanghai Stock Exchange will remain suspended. Upon completion of the consultation, the Shandong Exchange Ratio and the Shandong Cash Alternative Amount for the Shandong Merger Proposal will be determined and fixed.

Therefore, the above-mentioned Shandong Exchange Ratio and the Shandong Cash Alternative Amount are preliminary proposals only and are subject to change. As soon as the Shandong Exchange Ratio and the Shandong Cash Alternative Amount have been determined and finalized, a further announcement will be made by the Company.

Conditions Precedent	The Shandong Merger Proposal is conditional upon:

1.	Shandong Aluminum and the Company entering into the Shandong Merger Agreement (which will then determine the final terms and conditions of the Shandong Merger Proposal);

2.

the approval by the shareholders of the Company at a special general meeting by a two-thirds majority and in accordance with the Articles of Association of the Company, no shareholders are required to abstain from voting at the special general meeting for the purpose of approving the Shandong Merger Proposal;

3.

the approval by at least two-thirds of all the shareholders of Shandong Aluminum attending and voting at the shareholders' meeting and the approval by at least two-thirds of the Shandong Public Shareholders attending and voting at such shareholders' meeting;

4.	the compliance by the Company with the requirements of the Listing Rules;

5.	the Shanghai Stock Exchange agreeing to grant listing to the Chalco A Shares;

6.

the requisite consents and approvals having been obtained from the relevant governmental and regulatory authorities in the PRC (including, without limitation, the CSRC, SASAC and the Shanghai Stock Exchange); and

7.	the identification of and entering into agreement with the appropriate Cash Alternative Provider(s) in respect of the provision of the Shandong Cash Alternative Amount.

THE LANZHOU MERGER PROPOSAL

The Board is pleased to announce that on 7 December 2006, the Board and the Lanzhou Aluminum Board respectively resolved to approve, in principle, the Lanzhou Merger Proposal, subject to the Company and Lanzhou Aluminum entering into the Lanzhou Merger Agreement and the satisfaction of various conditions.

A summary of the salient features of the Lanzhou Merger Proposal is as follows:

Objective	To implement the share reform of Lanzhou Aluminum through the Lanzhou Merger Proposal.

Consideration

Chalco A Shares (having the same voting right as the Company's H Shares) will be issued at the Lanzhou Exchange Ratios (subject to adjustment) as consideration for the cancellation of the Lanzhou Shares held by the holders of tradable Lanzhou Shares and the holders of non-tradable Lanzhou Shares with a cash alternative (which will be available to the holders of tradable Lanzhou Shares only) to those who elect not to receive in whole or in part the Chalco A Shares.

The Lanzhou Exchange Ratios for tradable and non-tradable Lanzhou Shares, subject to adjustment as referred to below and on a preliminary basis, respectively, are (a) for tradable Lanzhou Shares: 1.80 Chalco A Shares for one tradable Lanzhou Share; and (b) in respect of the non-tradable Lanzhou Shares: one Chalco A Share for one non-tradable Lanzhou Share, in each case, on a record date to be determined by the Company and Lanzhou Aluminum and for those who elect to receive in whole or in part the Chalco A Shares.

Subject to below, the Lanzhou Merger Proposal will be accompanied by the Cash Alternative to the holders of tradable Lanzhou Shares who elect not to receive in whole or in part the Chalco A Shares at the rate (subject to change) of RMB9.50 per Lanzhou Share (the "Lanzhou Cash Alternative Amount"), subject to the Lanzhou Merger Proposal becoming unconditional.

For the purpose of the Lanzhou Merger Proposal, Lanzhou Aluminum has to comply with the applicable regulations and procedures concerning the Guidelines and Guidance Opinions including, among other things, upon the release of the relevant PRC Announcement and during the relevant Consultation Period, Lanzhou Aluminum is required to hold discussions with its shareholders concerning the terms of the Lanzhou Merger Proposal and during such period, trading in the Lanzhou Shares on the Shanghai Stock Exchange will remain suspended. Upon completion of the consultation, the respective Lanzhou Exchange Ratios and the Lanzhou Cash Alternative Amount will be determined and fixed.

Therefore, the above-mentioned Lanzhou Exchange Ratios and the Lanzhou Cash Alternative Amount are preliminary proposals only and are subject to change. As soon as the Lanzhou Exchange Ratio and the Lanzhou Cash Alternative Amount have been determined and finalized, a further announcement will be made by the Company.

Conditions Precedent	The Lanzhou Merger Proposal is conditional upon:

1.	Lanzhou Aluminum and the Company entering into the Lanzhou Merger Agreement (which will then determine the final terms and conditions of the Lanzhou Merger Proposal);

2.

the approval by at least two-thirds of the shareholders at the special general meeting of the Company. In accordance with the Articles of Association of the Company, no shareholders are required to abstain from voting at such general meeting for the purpose of approving the Lanzhou Merger Proposal;

3.

the approval by at least two-thirds of the shareholders of Shandong Aluminum (including holders of tradable and non-tradable Lanzhou Shares) attending and voting at the shareholders' meeting and the approval by at least two-thirds of the Lanzhou Shareholders who are holders of tradable Lanzhou Shares attending and voting at such shareholders' meeting;

4.	the compliance by the Company with the requirements of the Listing Rules;

5.	the Shanghai Stock Exchange agreeing to grant listing to the Chalco A Shares;

6.

the requisite consents and approvals having been obtained from the relevant governmental and regulatory authorities in the PRC (including, without limitation, the CSRC, SASAC and the Shanghai Stock Exchange); and

7.	the identification of and entering into agreement with the appropriate Cash Alternative Provider(s) in respect of the provision of the Lanzhou Cash Alternative Amount.

MERGER PROPOSALS NOT INTERDEPENDENT

The Shandong Merger Proposal and the Lanzhou Merger Proposal are not dependent or conditional upon each other. Each such proposal will be implemented in accordance with the terms and conditions applicable to that proposal. If for any reason either proposal is not implemented, this will not affect the implementation of the other proposal.

The issue of Chalco A Shares will be based on the authorization given by the shareholders of the Company pursuant to a resolution duly passed at the annual general meeting of the Company held on 10 May 2006 authorizing the Board to issue a maximum of 1,500,000,000 Chalco A Shares.

THE CASH ALTERNATIVE

The Merger Proposals are accompanied by a Cash Alternative to the holders of tradable shares of Shandong Aluminum and Lanzhou Aluminum at the rate of RMB16.65 per Shandong Share, subject to change, to the Shandong Public Shareholders, and RMB9.50 per Lanzhou Share, subject to change, to the holders of the tradable Lanzhou Shares, who elect not to receive in whole or in part their entitlements to Chalco A Shares, subject to the Merger Proposals becoming unconditional. The Cash Alternative is not available to the holders of non-tradable Lanzhou Shares.

The Cash Alternative will be made available by one or more third parties (who may or may not be securities underwriter or investment funds) (each a "Cash Alternative Provider") to be arranged by the listing sponsors, to the Chalco A Shares listing on the Shanghai Stock Exchange. The Cash Alternative Provider will be an independent third party or parties not connected with the Company and its subsidiaries or any of its Directors, Chief Executive or Supervisors. The Company itself will not be a Cash Alternative Provider. For the Shandong Public Shareholders and the holders of tradable Lanzhou Shares who elect to receive the Cash Alternative, the Cash Alternative Provider(s) will pay the Shandong Cash Alternative Amount and the Lanzhou Cash Alternative Amount to the holders of the tradable Shandong Shares and the holders of tradable Lanzhou Shares respectively, and such holders of tradable Shandong Shares and Lanzhou Shares will transfer their respective tradable Shandong Shares and Lanzhou Shares to such Cash Alternative Provider(s), who will then become entitled to exchange such Shandong Shares and Lanzhou Shares with the Chalco A Shares at the relevant Exchange Ratio. On the assumption that all the Shandong Public Shareholders and holders of tradable Lanzhou Shares elect to receive the Cash Alternative, a maximum of 1.237 billion Chalco A Shares, representing approximately 9.6% of the total issued share capital of the Company, may be held by the Cash Alternative Provider.

As at the date of this announcement, the Company is in the process of negotiating with the potential Cash Alternative Provider(s).

EFFECTS OF THE MERGER PROPOSALS

The Merger Proposals, if fully implemented, will involve the issue of the Chalco A Shares, at the Shandong Exchange Ratios and the Lanzhou Exchange Ratios by the Company to the Shandong Public Shareholders and the holders of tradable and non-tradable Lanzhou Shares on a record date to be determined, as consideration for the cancellation of the Shandong Shares and Lanzhou Shares held by them respectively (unless the relevant Shandong Public Shareholders and the holders of the tradable Lanzhou Shares elect to take the Cash Alternative mentioned above). Upon completion of the Merger Proposals, the assets of Shandong Aluminum and Lanzhou Aluminum will be absorbed into and the liabilities of Shandong Aluminum and Lanzhou Aluminum will be assumed by the Company. Shandong Aluminum and Lanzhou Aluminum will then cease to exist. Subject to the approval of the CSRC and the Shanghai Stock Exchange, the Chalco A Shares will be listed on the Shanghai Stock Exchange. The H Shares will continue to be listed on the Hong Kong Stock Exchange.

In the event that the Merger Proposals are implemented and assuming that (a) the above-mentioned Shandong Exchange Ratio and Lanzhou Exchange Ratios (for holders of tradable and non-tradable Lanzhou Shares) remain unchanged and applied, and (b) no Shandong Public Shareholders and holders of tradable Lanzhou Shares elect to receive the relevant Cash Alternative (discounting the effect of fractional entitlements, if any), a maximum of 1.237 billion Chalco A Shares will be issued under the Merger Proposals. On the basis of 3.944 billion H Shares in issue, the Chalco tradable Shares (including the Chalco A Shares issued for the Merger Proposals and the Domestic Shares of the Company which will become tradable shares of the Company) and the H Shares will represent approximately 69.4% and 30.6%, respectively, of the Company's total issued shares (as enlarged by the issue of new Chalco A Shares). Upon completion of the Merger Proposals, the Domestic Shares of the Company held by the Promoters of the Company including those held by Chinalco will be subject to certain lock-up periods, after which such shares will be tradable on the Shanghai Stock Exchange. The Chalco A Shares issued pursuant to the Merger Proposals will be freely tradable and not subject to any lock-ups.

Changes in the shareholding structure of the Company before and after the implementation of the Merger Proposals:

Before the implementation of the Merger Proposals

		Percentage
		of issued
Holder of Domestic Shares or H Shares	No. of Shares	share capital
	(in millions)	(%)

Holders of Domestic Shares
Chinalco	4,612.2	39.59
Other holders of Domestic Shares	3,093.7	26.55
Holders of H Shares	3,944.0	33.90

	11,649.9	100

After the implementation of the Merger Proposals:

		Percentage
		of issued
Holder of Domestic Shares or H Shares	No. of Shares	share capital
	(in millions)	(%)

Holders of Domestic Shares
Chinalco	4,612.2	35.79
Other holders of Domestic Shares	3,093.7	24.01

Holders of H Shares	3,944.0	30.6
Holders of Chalco A Shares	1,236.73	9.60

Total	12,886.63	100

THE EXCHANGE RATIOS The Shandong Exchange Ratio, subject to adjustment as referred to below, has preliminarily been determined as follows:

(i)

the per share price of the Shandong Shares is RMB20.81, subject to change, representing a premium of 25% over the closing price per Shandong Share of RMB16.65 as at 27 November 2006, being the last day prior to the suspension of trading in the tradable shares of Shandong Aluminum on the Shanghai Stock Exchange; and

(ii)	the issue price of the Chalco A Shares is preliminarily determined to be RMB6.60 per share, subject to change.

Accordingly, the preliminary Shandong Exchange Ratio for the Shandong Merger Proposal is that 3.15 Chalco A Shares will be issued by the Company for one Shandong Share held by the Shandong Public Shareholders.

The Lanzhou Exchange Ratios (with different applicable ratios for holders of tradable and holders of non-tradable Lanzhou Shares), subject to adjustment as referred to below, have preliminarily been determined as follows:

(i)

the per share price of the Lanzhou Shares is RMB11.88, subject to change, representing a premium of 25% over the closing price per Lanzhou Share of RMB9.50 as at 27 November 2006, being the last day prior to the suspension of trading in the tradable shares of Lanzhou Aluminum on the Shanghai Stock Exchange; and

(ii)	the issue price of the Chalco A Shares is preliminarily determined to be RMB6.60 per share, subject to change.

Accordingly, the preliminary Lanzhou Exchange Ratios for the Lanzhou Merger Proposal is (a) 1.80 Chalco A Shares will be issued by the Company for one Lanzhou Share held by the holders of Lanzhou Shares; (b) one Chalco A Share will be issued by the Company for one non-tradable Lanzhou Share held by such holders.

When determining the premium of the Shandong Shares and Lanzhou Shares, the Directors have taken into account the following factors: (a) the Exchange Ratios shall be sufficiently attractive to the holders of the tradable Shandong Shares and the tradable Lanzhou Shares; (b) the cost to be involved in implementing the share reforms of both Shandong Aluminum and Lanzhou Aluminum; and (3) the increase in the share prices of other domestically listed aluminum companies since the suspension of trading of Shandong Aluminum and Lanzhou Aluminum on 28 November 2006.

For the purpose of the Merger Proposals, both Shandong Aluminum and Lanzhou Aluminum have to comply with the applicable regulations and procedures concerning the Guidelines and Guidance Opinions including, among other things, consultation with the shareholders of Shandong Aluminum and Lanzhou Aluminum during the Consultation Period after the release of the PRC Announcements concerning the Merger Proposals and during such Consultation Period, trading in the Shandong Shares and Lanzhou Shares on the Shanghai Stock Exchange will remain suspended. Upon completion of such consultation, the Shandong Exchange Ratio and the Lanzhou Exchange Ratios, the Shandong Cash Alternative Amount and the Lanzhou Cash Alternative Amount will be determined and fixed. Therefore, the above-mentioned Exchange Ratios and the Lanzhou Cash Alternative Amount and the Shandong Cash Alternative Amount are preliminary proposals only and are subject to change.

Upon the finalisation of the terms of the Merger Proposals after the Consultation Period, trading in the Shandong Shares and Lanzhou Shares will be resumed. Continued suspension of trading in the tradable Shandong Shares and Lanzhou Shares prior to the completion of Consultation Period is in compliance with the relevant PRC laws and regulations in relation to share reforms. As the share exchange offers under the Merger Proposals involve the issue of Chalco A Shares, any fluctuation of the market price of the H Shares prior to resumption of trading of the Shandong Shares and Lanzhou Shares will affect both the Exchange Ratios and the Cash Alternative Amounts, which in turn the chance of success of the share reforms.

INFORMATION OF THE CHALCO GROUP

The Chalco Group is engaged principally in alumina refining and primary aluminum smelting operations. It organises and manages its operations according to the alumina segment, primary aluminum segment and corporate and other services segment. The business scope of the Chalco Group includes bauxite mining, alumina refining and primary aluminum smelting. The principal products include alumina, primary aluminum, gallium and carbon.

INFORMATION OF THE SHANDONG GROUP

The Shandong Group is engaged principally in the production of metallurgical alumina, primary aluminium and alumina chemicals. For the two financial years ended 31 December 2005, the total asset value and the net profit of the Shandong Group were RMB3,657 million, RMB827.8 million RMB4,200 million and RMB869.6 million respectively.

INFORMATION OF THE LANZHOU GROUP

The Lanzhou Group is engaged principally in the production of primary aluminum and aluminum-fabricated products. For the two financial years ended 31 December 2005, the total asset value and the net profit of the Lanzhou Group were RMB3,566.4 million, RMB107.6 million, RMB4,443.4 million and RMB112.3 million respectively.

REASONS FOR AND BENEFITS OF MERGER PROPOSALS

The reasons for and benefits of the Merger Proposals are:

1.	the Merger Proposals allow the Company to implement the share reforms for Shandong Aluminum and Lanzhou Aluminum in accordance with the requirements of the relevant PRC laws and regulations;

2.	the Merger Proposals at the same time enable the Company to restructure Shandong Aluminum and Lanzhou Aluminum; and

3.	the Merger Proposals enable the Company to issue and list Chalco A Shares on the Shanghai Stock Exchange while at the same time enable the Domestic Shares of the Company to become tradable shares.

LISTING RULES IMPLICATIONS

Each of the Shandong Merger Proposal and the Lanzhou Merger Proposal, if implemented and becomes unconditional and completed, based on the relevant facts and information prevailing as at the date of this announcement, will constitute a discloseable transaction of the Company under Rule 14.06(2) of the Listing rules.

Accordingly, if and when the Merger Agreements are entered into, the Company will notify the Hong Kong Stock Exchange and issue a further announcement. A circular containing, amongst other things, further details of the Merger Proposals and the particulars required by the Listing Rules concerning discloseable transactions will be despatched to the shareholders of the Company as soon as practicable thereafter in accordance with the Listing Rules. A shareholders' meeting of the Company will be convened for the purpose of considering and, if thought proper, approving the Merger Proposals.

As at the date of this announcement, no agreement in relation to either Merger Proposal has been entered into. Since each Merger Proposal is subject to the parties agreeing the terms of and entering into the Merger Agreement and the satisfaction of the conditions stated therein, such Merger Proposals may or may not be proceeded with or become unconditional or effective. There is no assurance that the Merger Agreements will be entered into and that all the conditions precedent contained in the Merger Agreements can be satisfied.

Investors and potential investors in Shares of the Company should exercise care, and they should only rely on information published by the Company, when they deal, or contemplate dealing, in the H Shares or other securities of the Company.

SUSPENSION OF TRADING

At the request of the Company, trading in the Shares has been suspended from 9:30 a.m. on 28 November 2006. Trading in the Shares will continue to be suspended, pending among other things, the release of an announcement of the signing of the Merger Agreements and the determination of the Exchange Ratios.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

DEFINITIONS

In this announcement, the following capitalised terms shall have the following meanings unless the context requires otherwise:

"Board"	the board of Directors

"Cash Alternative"

the cash alternative under each of the Merger Proposals to the Shandong Public Shareholders and the holders of tradable Lanzhou Shares who elect not to receive in whole or in part the Chalco A Shares which has been preliminary set at the rate of RMB16.65 per Shandong Share and RMB9.50 per Lanzhou Share respectively (both subject to change), subject to the Merger Proposals becoming unconditional, details of which are set out in the section headed "The Cash Alternative" in this announcement. The Cash Alternative will not be available to the holders of non-tradable Lanzhou Shares

"Cash Alternative Amounts"	the Shandong Cash Alternative Amount and the Lanzhou Cash Alternative Amount

"Cash Alternative Provider(s)"	has the meaning ascribed to it in the section headed "The Cash Alternative" in this announcement

"Chalco A Share(s)"

ordinary shares with a RMB denominated par value of RMB1.00 each, which will be traded in RMB and listed on the Shanghai Stock Exchange, and which will be issued by the Company pursuant to the Merger Proposals

"Chalco Group"	the Company and its subsidiaries

"Company"	(Aluminum Corporation of China Limited), a joint stock limited company incorporated in the PRC with limited liability

"Consultation Period"	a period of ten days from the date of publication of the PRC Announcement for the relevant Merger Proposal

"CSRC"	China Securities Regulatory Commission

"Director(s)"	director(s) of the Company

"Exchange Ratios"	the Shandong Exchange Ratio and the Lanzhou Exchange Ratios (with different applicable ratio for the holders of tradable Lanzhou Shares and for the holders of non-tradable Lanzhou Shares)

"Guidelines and	has the meaning ascribed to it in the section
Guidance Opinions"	headed "Background" in this announcement

"H Share(s)"

the overseas listed foreign shares in the capital of the Company with a RMB denominated par value of RMB 1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the main board of the Hong Kong Stock Exchange

"HK Dollar" or "HK$"	Hong Kong dollars, the currency of Hong Kong

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Lanzhou Aluminum"	(Lanzhou Aluminum Co., Limited), a joint stock limited company incorporated in the PRC, the tradable shares of which are listed on the Shanghai Stock Exchange

"Lanzhou Aluminum Board"	the board of directors of Lanzhou Aluminum

"Lanzhou Cash	the amount of Cash Alternative in relation to the
Alternative Amount"	Lanzhou Merger Proposal

"Lanzhou Exchange Ratios"	the ratios at which a number of new Chalco A Shares will be issued by the Company for one tradable Lanzhou Share and one non-tradable Lanzhou Share, respectively under the Lanzhou Merger Proposal

"Lanzhou Group"	Lanzhou Aluminum and its subsidiaries

"Lanzhou Merger Agreement"	the agreement that may be entered into between the Company and Lanzhou Aluminum in relation to the Lanzhou Merger Proposal

"Lanzhou Merger Proposal"

the proposed merger of Lanzhou Aluminum with the Company and the issue by the Company of new Chalco A Shares to the holders of tradable Lanzhou Shares and the holders of non-tradable Lanzhou Shares (other than the Company) and other ancillary matters set out in this announcement

"Lanzhou Shareholders"	the shareholders of Lanzhou Aluminum other than the Company including the holders of tradable Lanzhou Shares and holders of non-tradable Lanzhou Shares

"Lanzhou Share(s)"	share(s) in the capital of Lanzhou Aluminum

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

"Merger Agreements"	the Lanzhou Merger Agreement and the Shandong Merger Agreement

"Merger Proposals"	the Shandong Merger Proposal and the Lanzhou Merger Proposal

"PRC"

the People's Republic of China, which, for the purpose of this announcement, unless otherwise specified, excludes the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and Taiwan

"PRC Announcements"

the detailed announcements to be issued by Shandong Aluminum and Lanzhou Aluminum, respectively, in relation to the Shandong Merger Proposal and the Lanzhou Merger Proposal in the PRC, and a "PRC Announcement" refers to the relevant announcement

"RMB"	Renminbi, the lawful currency of the PRC

"SASAC"	the PRC State-owned Assets Supervision and Administration Commission of the State Council

"Shares"	Domestic Shares and H Shares in the capital of the Company

"Shandong Aluminum"	(Shandong Aluminum Industry Co., Limited), a joint stock limited company incorporated in the PRC, the tradable shares of which are listed on the Shanghai Stock Exchange

"Shandong Aluminum Board"	the board of directors of Shandong Aluminum

"Shandong Cash	the amount of Cash Alternative in relation to the
Alternative Amount"	Shandong Merger Proposal

"Shandong Exchange Ratio"	the ratio at which a number of Chalco A Shares will be issued by the Company for one tradable Shandong Share under the Shandong Merger Proposal

"Shandong Group"	Shandong Aluminum and its subsidiaries

"Shandong Merger Agreement"	the agreement that may be entered into between the Company and Shandong Aluminum in relation to the Shandong Merger Proposal

"Shandong Merger Proposal"

the proposed merger of Shandong Aluminum with the Company and the issue by the Company of Chalco A Shares to the holders of tradable Shandong Shares and other ancillary matters set out in this announcement

"Shandong Public Shareholders"	the holders of tradable Shandong Shares other than the Company

"Shandong Share(s)"	share(s) in the capital of Shandong Aluminum

"%"	per cent.

By order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 7 December 2006

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary